UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

July 20, 2022

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Crush Capital Inc.

File No. 024-11293 - CTR# 37538

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Crush Capital Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibit to a Form 1-A filed on August 7, 2020.

Based on representations by Crush Capital Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public:

Exhibit 6.2

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Vanessa Countryman
Secretary